

Mail Stop 3561

May 16, 2017

Christopher S. Sotos
President and Chief Executive Officer
NRG Yield LLC
804 Carnegie Center
Princeton, NJ 08540

   Re: NRG Yield LLC
     Registration Statement on Form S-4
     Filed May 10, 2017
     File No. 333-217815

Dear Mr. Sotos:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

        Sincerely,

        /s/ Lisa M. Kohl for

        Mara Ransom
        Assistant Director
        Consumer Products